02042541

IRD-B-02-013

June 28, 2002

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JUL 9 2002

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed is a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of attached document.

Enclosed document is as follows:

- Convocation Notice of 18th Ordinary General Meeting of Shareholders (dated June 10, 2002)

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Division
JSAT Corporation

Enclosure

dlw 7/15

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

To All Shareholders:

JSAT Corporation

1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 10, 2002

Convocation Notice of 18th Ordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend the 18th Ordinary General Meeting of Shareholders of JSAT Corporation, which will be held as written below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Sincerely,
Takuya Yoshida, Representative Director and Chief Executive Officer

1. Date & Time: Wednesday the 26th of June 2002; 10:00 a.m.

2. Venue: Aoi-no-ma, Main Building 1st Floor, Toranomon Pastoral,
4-1-1 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Item to be reported:

Business Report, Balance Sheet, and Income Statement for the Company's 18th business year (from April 1, 2001 to March 31, 2002)

Items to be resolved:

Item 1: Approval of proposal for appropriation of retained earnings for the 18th business year
Item 2: Repurchase of shares
Item 3: Amendment of Articles of Incorporation
Item 4: Reduction of additional paid-in capital and legal reserve
Item 5: Appointment of eight directors
Item 6: Appointment of two corporate auditors
Item 7: Payment of retirement benefits to retiring directors
Item 8: Revision of remuneration of corporate auditors

Note : This translation should not be construed as a complete representation of the original notification written in Japanese.

IRD-B-02-018

July 2, 2002

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

JUL 9 - 2002

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed documents are as follows:

- NTT East and NTT West to Transfer Satellite Assets to JSAT (dated June 24, 2002)
- Notice of Resolutions made at 18th Ordinary General Meeting of Shareholders (dated June 26, 2002)

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Division
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

June 24, 2002

JSAT Corporation
NTT East Corporation
NTT West Corporation

NTT East and NTT West to Transfer Satellite Assets to JSAT

JSAT Corp., NTT East Corp. and NTT West Corp. today reached a basic agreement on the transfer of two communications satellites and their operation. Under the terms of the agreement, the two NTT Group companies will transfer their joint interest in 2 communications satellites and the operation of certain intra prefectural communications channels currently offered via the satellites to JSAT.

JSAT presently owns and operates 8 communications satellites offering communications and broadcasting services, including international services. NTT East and NTT West jointly hold an interest in 2 of those satellites, N-STARa and N-STARb, which they use to provide telecommunications carrier services to certain distant Japanese islands[*1].

The agreement will enable the two companies to provide even more reliable communications services to distant islands through expanded and flexible access to JSAT's fleet of satellites. JSAT will benefit through expansion of its satellite network, a key growth strategy.

The details of the agreement are as follows;

1. **Date of Transfer**
   July 1, 2002 (Planned)

2. **Details**
   NTT East and NTT West will sell their interest in communications satellites, N-STARa and N-STARb

3. **Value of Assets to Be Transferred**
   NTT East: Approx. ¥1.2 billion
   NTT West: Approx. ¥2.4 billion

[*1] NTT East coverage: Ogasawara (Chichijima), Iwo Jima
NTT West coverage: Minami Daito Jima, Miyako Jima, and Yaeyama

Reference

I. Profiles of the Three Companies

Name	JSAT Corporation	NTT East Corporation	NTT West Corporation
Head Office	Pacific Century Place Marunouchi 17・18F 1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan	19-2, Nishi-shinjuku 3-chome, Shinjuku, Tokyo 163-8019, Japan	3-15 Banba-cho, Chuo-ku, Osaka 540-8511, Japan
President	President and CEO Takuya Yoshida	President Hidekazu Inoue	President Kazuo Asada
Capital	¥53,769,570 thousand	¥335.0 billion	¥312.0 billion

II. Present Ownership of N-STARa and N-STARb

	JSAT	NTT East/NTT West *2
N-STARa	60.33%	9.67%
N-STARb	60.33%	9.67%

*2 Proportional ownership in the two satellites between NTT East and NTT West is 0.34 to 0.66.

To All Shareholders:

JSAT Corporation

1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 26, 2002

Notice of Resolutions made at 18th Ordinary General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the following items were reported or resolved at the 18th Ordinary General Meeting of Shareholders of JSAT Corporation, which was held today.

Sincerely,
Takuya Yoshida, Representative Director and Chief Executive Officer

Item reported:
Business Report, Balance Sheet, and Income Statement for the Company's 18th business year
(from April 1, 2001 to March 31, 2002)

Items resolved:

Item 1: Approval of proposal for appropriation of retained earnings for the 18th business year
The proposal for appropriation of retained earnings was approved in its entirety, including the payment of a ¥2,500 dividend per share.

Item 2: Repurchase of shares
The proposal for repurchase of shares was approved as proposed. Up to 6,000 shares of the Company's common stock are authorized to be purchased, for the aggregate price of not more than ¥4.5 billion, between the close of the 18th Ordinary General Meeting of Shareholders and the close of the next Ordinary General Meeting of Shareholders.

Item 3: Amendment of Articles of Incorporation
The amendment of the Articles of Incorporation, including the additions to business purposes and the changes related the enforcement of the Amendments to the Commercial Code, were approved as proposed.

Item 4: Reduction of additional paid-in capital and legal reserve
The proposal was approved as proposed. The sum of ¥18,236,892,400, consisting of the additional paid-in capital in the amount of ¥18 billion and all legal reserve in the amount of ¥236,892,400, was transferred to retained earnings.

Item 5: Appointment of eight directors
The proposal was approved as proposed. Directors Tetsuo Morimoto, Takuya Yoshida, Yoshio Miwa, Yoshihiro Imai, Yoshiro Aisaka, and Iwao Nakatani were reappointed, and Mamoru Ishida and Shingo Yoshii were newly appointed director.

Item 6: Appointment of two corporate auditors

The proposal was approved as proposed. Koichi Narikawa and Tamotsu Iba were newly appointed corporate auditor. Tamotsu Iba is an outside corporate auditor, as stipulated in Article 18, Paragraph 1 of the Law for Special exceptions to the Commercial Code of Japan concerning corporate auditing.

Item 7: Payment of retirement benefits to retiring directors

The proposal was approved as proposed. It was decided to grant payment of retirement benefits to the retiring directors Koichi Narikawa and Hiroshi Tomomori in accordance with standards stipulated by the Company, the specific amounts and the timing and method of payment to be entrusted to a resolution of the Board of Directors.

Item 8: Revision of remuneration to corporate auditors

The proposal was approved as proposed. The meeting decided to revise the amount of remuneration given to corporate auditors from the former "annual amount of no more than ¥50 million" to an "annual amount of no more than ¥70 million."

Note : This translation should not be construed as a complete representation of the original notification written in Japanese.